UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 17, 2003

Umpqua Holdings Corporation
(Exact Name of Registrant as Specified in Its Charter)

OREGON	**000-25597**	**93-1261319**
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

200 SW Market Street, Suite 1900
Portland, Oregon 97201
(address of Principal Executive Offices)(Zip Code)

(503) 546-2499
(Registrant's Telephone Number, Including Area Code)

(Former name or former address, if changed since last report)

Item 7. Financial Statements and Exhibits

       (a)   Financial statements of business acquired.

 Not applicable.

       (b)   Pro Forma Financial Information

 Not applicable.

       (c)   Exhibits.

The following exhibits are being filed herewith and this list shall constitute the exhibit index:

Exhibit

(99)   Press Release

Item 9. Regulation FD Disclosure

On September 17, 2003, Umpqua issued a press release announcing a cash dividend to shareholders for the third quarter of 2003 and scheduled its quarterly investor conference call. All of the information in the press release, appearing in Exhibit 99, is not filed but is furnished pursuant to Regulation FD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UMPQUA HOLDINGS CORPORATION
(Registrant)

Dated:September 18, 2003   By: /s/ Kenneth E. Roberts
                          Kenneth E. Roberts
                          Assistant Secretary

UMPQUA HOLDINGS
C O R P O R A T I O N

Parent company for Umpqua Bank and Strand, Atkinson, Williams & York

FOR IMMEDIATE RELEASE

CONTACTS

Ray Davis	Dan Sullivan
Umpqua Holdings Corporation	Umpqua Holdings Corporation
503-546-2490	503-546-2492
raydavis@umpquabank.com	dansullivan@umpquabank.com

UMPQUA HOLDINGS CORPORATION ANNOUNCES THIRD QUARTER DIVIDEND
Quarterly earnings conference call scheduled for October 14, 2003.

PORTLAND, Ore. - September 17, 2003 - The Board of Directors of Umpqua Holdings Corporation (NASDAQ: UMPQ) today announced a cash dividend of $.04 per share payable on October 14, 2003 to all shareholders of record as of September 30, 2003.

Umpqua Holdings Corporation will conduct a quarterly earnings conference call Tuesday, October 14, 2003 at 10:00 a.m. PST where the Company will discuss third quarter results and provide an update on recent activities. There will be a question-and-answer session following the presentation. Shareholders, analysts and other interested parties are invited to join the call by dialing 888-399-7388 a few minutes before 10:00 a.m. The password is "UMPQUA." Information to be discussed in the teleconference will be available on the company's website prior to the call at www.umpquabank.com/investor. A rebroadcast can be found approximately one hour after the conference call by dialing 888-562-2900, or by visiting www.umpquabank.com/investor.

Umpqua Holdings Corporation (NASDAQ: UMPQ) is the parent company of Umpqua Bank, an Oregon state-chartered bank recognized for its entrepreneurial approach, innovative use of technology, and distinctive banking solutions. Umpqua Bank has 64 stores throughout Oregon and Southwest Washington. Umpqua Holdings also owns a retail brokerage subsidiary, Strand, Atkinson, Williams & York, Inc. which has nine locations throughout Oregon and Southwest Washington and offers brokerage services within Umpqua Bank stores. Additionally, Umpqua Holdings' Private Client Services Division provides tailored financial services and products to individual customers. Umpqua Holdings Corporation is headquartered in Portland, Ore. For more information, visit www.umpquabank.com/investor.

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